UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Oasis Midstream Partners LP
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
67420T206
(CUSIP Number)
November 14, 2017
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 67420T206

1	NAME OF REPORTING PERSON TPH Asset Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 20-5466924
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 694,921
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 694,921
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 694,921
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.05% The percentage of common units beneficially owned assumes that there are a total of 13,750,000 Common Units outstanding following the offering reported in the Issuers prospectus filed with the Securities and Exchange Commission on September 22, 2017.

12	TYPE OF REPORTING PERSON IA

CUSIP No.: 67420T206
ITEM 1(a).	NAME OF ISSUER: Oasis Midstream Partners LP
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 1001 Fannin Street, Suite 1500 Houston, Texas 77002
ITEM 2(a).	NAME OF PERSON FILING:
This statement is filed by:

(i) TPH Asset Management, LLC ("TPH), which serves as investment adviser to the following funds and separately managed account clients owning common units in the Issuer:
a) TPH Energy Infrastructure Master Fund, LP
b) TPH MLP Fund LP
c) Neuberger Berman
d) Teacher Retirement System of Texas
e) UTIMCO;

(ii) TPH Asset Management GP, LLC, a Delaware limited liability company, which serves as the general partner of TPH;

(iii) Perella Weinberg Partners Group LP, a Delaware limited partnership, which serves as the managing member of TPH Asset Management GP LLC;

(iv) PWP Group GP LLC, a Delaware limited liability company, which serves as the general partner of Perella Weinberg Partners Group LP;

(v) PWP Holdings LP, a Delaware limited partnership, which serves as the general partner of PWP Group GP LLC; and

(vi) PWP LLC, a Delaware limited liability company, which serves as the general partner of PWP Holdings LP.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
The address of the principal business office of each of the persons disclosed in Item 2(a) is 767 Fifth Avenue, 10th Floor, New York, NY 10153.

ITEM 2(c).	CITIZENSHIP: Delaware
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Units Representing Limited Partner Interests
ITEM 2(e).	CUSIP NUMBER: 67420T206
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
694,921
(b) Percent of class:
5.05% The percentage of common units beneficially owned assumes that there are a total of 13,750,000 Common Units outstanding following the offering reported in the Issuers prospectus filed with the Securities and Exchange Commission on September 22, 2017.
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
694,921
(ii) shared power to vote or to direct the vote:
0
(iii) sole power to dispose or direct the disposition of:
694,921
(iv) shared power to dispose or to direct the disposition of:
0
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: See Item 2(a).
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not applicable.
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 67420T206
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 13 2018	TPH Asset Management, LLC By: /s/ Mark Polemeni Name: Mark Polemeni Title: Authorized Person
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).